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Via Electronic Mail

August 24, 2026

Attn: Nezar Mohamed

EAST WEST INTERNATIONAL, INC.

5023 West 120th Avenue, PMB #324

Broomfield, Colorado 80020-5606

Telephone: (702) 767-3065

eeastwestsfilm@gmail.com

Re: East West International, Inc. Offering Statement on Form 1-A

To Whom it May Concern:

I, the undersigned, have acted as special counsel to East West International, Inc. (the “Company”) a Wyoming corporation, in connection with the Company’s Offering Statement on Form 1-A (the “Offering Statement”), relating to the application for exemption from registration under Section 3(b) of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation A+ promulgated thereunder of up to 5,000,000 common shares a fixed price of $0.10 per share and 280,000 shares of common stock from Selling Shareholders.

This Offering will terminate twelve months from the day the Offering Statement is qualified, subject to extension for up to thirty (30) days as defined below or the date on which the maximum offering amount is sold (such earlier date). There is no minimum number of Company Shares that must be sold, and there is no minimum aggregate amount of proceeds.

The common stock contemplated in this Offering Statement will be validly issued, fully paid, and nonassessable. With respect to the selling shareholders, their shares have been validly issued, fully paid, and nonassessable.

For the purposes of rendering this opinion, I have examined corporate records, agreements, instruments and other documents of the Company, as I have deemed relevant and necessary as a basis for the opinion hereinafter set forth. In all such examinations, I have assumed the legal capacity of all natural persons, the genuineness of all signatures, the authenticity of original and certified documents, the due authority of the parties signing such documents, and the conformity to original or certified documents of all copies submitted to us as conformed or reproduction copies.

As to questions of fact relevant to the opinions expressed herein, I have relied without investigation upon, and assumed the accuracy of, certificates and oral or written statements and other information of or from officers and/or directors of the Company and other persons with personal knowledge of such facts and/or circumstances.

Letter Re: Offering Statement on Form 1-A	Page 1

I hereby consent to the use of this letter as an exhibit to the Offering Statement and to any and all references to this firm in the Offering.  In so consenting, I do not admit that I am within the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Securities and Exchange Commission.

Thank you in advance for your prompt attention to this matter. Should you require anything further or in the event amendments to the Form 1-A require an amended legal opinion please contact the undersigned.

Kind Regards,

/s/ John E. Dolkart, Jr., Esq.

John E. Dolkart, Jr., Esq.

Letter Re: Offering Statement on Form 1-A	Page 2